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                                                                    EXHIBIT 20.1


                                 PRESS RELEASE

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                     AVIVA PETROLEUM AND GARNET RESOURCES
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                             ANNOUNCE MERGER PLANS
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DALLAS, TEXAS, April 17, 1998 ... Aviva Petroleum Inc. (AMEX "AVV") and Garnet
Resources Corporation (OTC BB: "GARN") announced today that they have signed a letter of intent to merge the two companies.

The proposed arrangements include Aviva refinancing Garnet's outstanding debt to the U.S. Overseas Private Investment Corporation (OPIC), issuing approximately
1.1 million and 13.0 million new Aviva common shares to Garnet's shareholders and debenture holders, respectively, and canceling Garnet's US$15 million of 9 1/2% subordinated debentures due December 21, 1998.

ING Baring (U.S.) Securities, Inc., Aviva's existing lender, has been asked to arrange a new US$15 million credit agreement with Aviva for purposes of refinancing the OPIC debt and providing the funds to commence drilling Aviva's shallow oil and gas prospects at its Breton Sound property in the Gulf of Mexico.

Completion of the arrangements outlined above is planned to take place before the end of July, and is subject to various contingencies including approvals by the lender, OPIC, Colombian agencies and shareholders of Aviva and Garnet. Documentation, including an Agreement and Plan of Merger, will be sent to shareholders as soon as possible.

Ron Suttill, Aviva's CEO, said: "This merger makes good sense for both companies. Consolidating ownership of Aviva and Garnet will enable operational, management and overhead cost savings to be achieved in the near-term, particularly in Colombia where each company has an interest in the same properties. At year-end 1997, Garnet had 1.8 million barrels of proved oil reserves in Colombia, compared to Aviva's 1.5 million barrels."

"In addition, this package of measures may provide Aviva the necessary financing to drill what has been a high priority target for some time. The shallow prospects in Breton Sound are relatively low cost, and we believe low risk, and have the potential to add significantly to both reserves and production."

The surviving entity will be Aviva, with a Board comprised of Ron Suttill as CEO, Gene Fiedorek, of Dallas, currently an Aviva director, and Robert Cresci, of New York, currently a Garnet director. Doug Fry, CEO of Garnet, will continue as a consultant for a period of three months following completion of the merger.

In addition to its Colombian interests, Garnet Resources also holds a Carried Working Interest in an oil and gas Production Prospecting License in Papua New Guinea.
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Aviva is engaged in exploration for and development and production of oil and gas in Colombia and offshore in the United States. The Company's Depositary Receipts (one of which equals five common shares) are traded on the American Stock Exchange under the ticker symbol "AVV", and its common shares are quoted on the London Stock Exchange under the symbol "AVP".

Safe Harbor for Forward-Looking Statements:  Except for historical information
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contained herein, the statements in this press release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which may cause the Company's actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, general economic conditions, volatility of oil and gas prices, the impact of possible geopolitical occurrences world-wide, imprecision of reserve estimates, changes in laws and regulations, unforeseen engineering and mechanical or technological difficulties in drilling or working-over wells, and other risks described in the Company's Annual Report on Form 10-K and other filings with the Securities and Exchange Commission.

Further Information:
Ron Suttill
Aviva Petroleum Inc.
Dallas, Texas
214 691 3464